

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

Johnny Cheng
Chief Financial Officer
HUTCHMED (China) Ltd
Level 18, The Metropolis Tower
10 Metropolis Drive
Hunghom, Kowloon
Hong Kong

> **Re: HUTCHMED (China) Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed June 8, 2022**
> **File No. 001-37710**

Dear Mr. Cheng:

We have reviewed your June 8, 2022 response to our comment letter and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Annual Report on Form 20-F

Introduction, page 3

1. We note your response to prior comment 2 and we re-issue. Please revise the definitions of China and PRC to include Hong Kong and Macau; however, you may clarify that "China or PRC" does not include Hong Kong or Macau when you reference specific laws and regulations adopted by the PRC. Additionally, please ensure that you address throughout your filing material legal and regulatory risks associated with your operations in Hong Kong and Macau as applicable. As an example only, please expand your risk factor disclosure on page 59 of your Form 20-F filed March 3, 2022 when you discuss the difficulty shareholders may have enforcing judgments obtained against you to address the specific risks related to the enforcement of judgments in Hong Kong or Macau, as applicable, in addition to the PRC.

You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences